SE 06005730 MISSION


RECEIVED
JUN 28 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 209


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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65996 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBROKER, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 Park Avenue (No. and Street)

New York, (City) New York (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rajeev Talwar 646-388-3247 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) (City) Los Angeles, CA (State) 90064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 03 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Rajeev Talwar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBROKER, INC., as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**None**

Signature

PRESIDENT

Title

Notary Public

JIMMY CHI MIN TING
Commission # 1543321
Notary Public - California
Los Angeles County
My Comm. Expires Jan 10, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of **Cash Flows.**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – MARCH 31, 2006

MBROKER, INC.

CONTENTS

**George Brenner, CPA**
**A Professional Corporation**
**10680 W. PICO BOULEVARD, SUITE 260**
**LOS ANGELES, CALIFORNIA 90064**
**310/202-6445 – Fax 310/202-6494**

REPORT OF INDEPENDENT AUDITOR

Board of Directors
MBroker, Inc.

I have audited the accompanying statement of financial condition of MBroker, Inc., as of March 31, 2006 and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of MBroker, Inc. as of March 31, 2006 and the results of its operation, cash flows and shareholder's equity for the year then ended in conformity with the United States of America generally accepted accounting principles.

George Brenner

George Brenner, CPA

Los Angeles, California
June 20, 2006

MBROKER, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006

ASSETS

| | |
|---|---|
| Cash in Banks | $ 36,937 |
| Investment in wholly-owned subsidiary | 11,444 |
| Due from parent company | 27,568 |
| Property, Plant and Equipment (net of accumulated depreciation) | -- |
| Deposits | 6,110 |
| TOTAL ASSETS | $ 82,059 |

LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable | $ 22,535 |
| State tax payable | 800 |
| TOTAL LIABILITIES | 23,335 |
| SHAREHOLDER'S EQUITY | |
| Common stock, $0.01 par value, 100,000 shares authorized | |
| Common stock, $0.01 par value, 75,000 shares issued and outstanding | 750 |
| Additional paid in capital | 749,250 |
| Accumulated deficit | ( 691,276) |
| | 58,724 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 82,059 |

See Accompanying Notes to Financial Statements

# MBROKER, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED MARCH 31, 2006

| | |
|---|---|
| REVENUES | $ 52,760 |
| OPERATING EXPENSES | 24,509 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | 28,251 |
| LESS PROVISION FOR INCOME TAXES | |
| Provision for income tax – state | 800 |
| NET PROFIT | $ 27,451 |

See Accompanying Notes to Financial Statements

# MBROKER, INC.
## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
## FOR THE YEAR ENDED MARCH 31, 2006

| | Common Shares Outstanding | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balance, April 1, 2005 | 75,000 | $ 750 | $749,250 | $(718,727) | $ 31,273 |
| Net Profit for year | | | | 27,451 | 27,451 |
| Balance, March 31, 2006 | 75,000 | $ 750 | $749,250 | $(691,276) | $ 58,724 |

See Accompanying Notes to Financial Statements

MBROKER, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2006

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 27,451 |
| Adjustments to reconcile net profit to net cash provided by operating activities: | |
| Depreciation | 162 |
| (Increase) decrease in: | |
| Accounts receivable | ( 27,569) |
| Investment in wholly-owned subsidiary | 854 |
| Increase in: | |
| Accounts payable | 7,215 |
| NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES | 8,113 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | -- |
| CASH FLOWS FROM FINANCING ACTIVITIES: | -- |
| NET INCREASE IN CASH | 8,113 |
| Cash: Beginning of the year | 28,824 |
| Cash: End of the year | $ 36,937 |

See Accompanying Notes to Financial Statements

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Mbroker, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting policies and have been consistently applied in the preparation of the financial statements.

The Company is a wholly owned subsidiary of Mphasis BFL Limited (A Public Company) and in turn has a wholly-owned subsidiary Mbroker, India.

**Description of Activities:**
The Company, located in India, has been in the development stage since its formation on January 2, 2003. The Company has been devoting substantial efforts to establishing a new business to provide high value offshore contact center and Business Profit Outsourcing ("BPO") services to brokerage and investment companies. Further, to ensure the highest levels of performance and customer satisfaction, the Company has also been devoting efforts to establishing strong domain expertise with a platform of high-end BPO services.

The Company has established its principal executive office in New York and statement of designation by foreign corporation has been filed with the office of Secretary of State, California on April 24, 2003.

Initially, the Company was authorized to issue one class of stock to be designated "Common Stock" with a par value of $0.01. Total number of shares authorized to be issued were 1,000,000. On September 9, 2003, the Board of Directors authorized amendment to the Certificate of Incorporation by changing the Article thereof numbered "4". Pursuant to amendment to article "4" the total number of shares to be issued by the Company was reduced from 1,000,000 to 100,000.

**Wholly-Owned Subsidiary:**
The Company's wholly-owned subsidiary (Mbroker, India) is valued at the subsidiary's book value, treated as a non allowable asset.

**Use of Estimates:**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

## NOTE 2 - RELATED PARTY TRANSACTIONS – DUE FROM PARENT COMPANY

The sister companies, Mphasis Corporation and MSource India Pvt. Ltd., have incurred expenses on behalf of the Company for the purpose of supporting the Company's day to day operations.

The amount due from the Parent Company is as follows:

| | |
|---|---|
| Gross Receivable | $ 42,760 |
| Less: Intercompany payable | (15,192) |
| Net Receivable | $ 27,568 |

## NOTE 3 - LEASE COMMITMENTS

In January, 2004, the Company entered into a new office lease agreement on a month to month basis. The Company does not have any future lease commitment relating to this office lease.

## NOTE 4 - INCOME TAXES

Operating Loss Carry Forwards:
The Company has loss carry forwards totaling $718,726 that may be offset against future taxable income. If not used, the carry forwards will expire as follows:

| | |
|---|---|
| Year 2023 | $ 66,412 |
| Year 2024 | 453,969 |
| Year 2025 | 198,345 |
| | $718,726 |

The provisions for deferred tax benefit consist of the following components:

| | |
|---|---|
| Carried forward loss – Federal | $152,308 |
| Carried forward loss – state | 40,131 |
| | $192,439 |
| | |
| Valuation allowance | $192,439 |
| 2006 profit | 27,451 |
| Net | $164,988 |

The management of the Company believes that realization of deferred tax benefit in the near future is more likely to be unrealistic therefore a valuation allowance for the full amount ($164,988) has been established.

**NOTE 5 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemptive provision. The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, The Company has complied with the exemptive provisions throughout the year ended March 31, 2006.

**NOTE 6 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.**

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i)

MBROKER, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
MARCH 31, 2005

| | | |
|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | |
| Total ownership equity from statement of financial condition | | $ 58,724 |
| Less non allowable assets: Deposits | $ 6,110 | |
| Subsidiary Investment | 11,444 | |
| Accounts Receivable | 27,568 | 45,122 |
| NET CAPITAL | | $ 13,602 |
| **COMPUTATION OF NET CAPITAL REQUIREMENTS** | | |
| Minimum net capital required 6-2/3 of total liabilities | | $ 1,556 |
| Minimum dollar net capital required | | $ 5,000 |
| Net Capital required greater of above amounts | | $ 5,000 |
| EXCESS CAPITAL | | $ 8,602 |
| Excess capital at 1000% (net capital) less 10% of aggregate indebtedness | | $ 11,268 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Total liabilities (from statement of financial condition) | | $ 23,335 |
| Percentage of aggregate indebtedness to net capital | | 172% |
| Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d) | | NA |

RECONCILIATION

The following is a reconciliation, as March 31, 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

| | |
|---|---|
| UNAUDITED | $ 36,937 |
| Reclassify accounts payable | (23,335) |
| AUDITED | $ 13,602 |

See Accompanying Notes to Financial Statements

**George Brenner, CPA**
**A Professional Corporation**
**10680 W. PICO BOULEVARD, SUITE 260**
**LOS ANGELES, CALIFORNIA 90064**
**310/202-6445 – Fax 310/202-6494**

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
MBroker, Inc.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of revenues and operating expenses for the year ended March 31, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
June 20, 2006

MBROKER, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED MARCH 31, 2005

OPERATING EXPENSES

| | |
|---|---|
| Bank charges | $ 27 |
| Depreciation | 162 |
| Legal & professional | 15,300 |
| Office Maintenance | 2,910 |
| Rent | 3,800 |
| Miscellaneous | 2,310 |
| TOTAL OPERATING EXPENSES | $24,509 |

**George Brenner, CPA**
**A Professional Corporation**
**10680 W. PICO BOULEVARD, SUITE 260**
**LOS ANGELES, CALIFORNIA 90064**
**310/202-6445 – Fax 310/202-6494**

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
MBroker, Inc.
New York, NY

In planning and performing my audit of the financial statements and supplemental schedules of MBroker, Inc. (the Company) for the year ended March 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
MBroker, Inc.
New York, NY

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

George Brenner

George Brenner, CPA

Los Angeles, California
June 20, 2006